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Exhibit 99.1

Medtronic Inc., MiniMed Inc. and Medical Research Group Inc.
Unaudited Pro Forma Combined Statement of Continuing Operations

The following Unaudited Pro Forma Combined Statement of Continuing Operations has been prepared to reflect the pro forma adjustments to Medtronic Inc.'s (the "Company") historical results of continuing operations related to the acquisitions of MiniMed Inc. and Medical Research Group Inc. (hereinafter referred to as MiniMed and MRG, respectively) using the purchase method of accounting.

On August 28, 2001, the Company completed the acquisitions of MiniMed and MRG for approximately $3.8 billion. Each share of MiniMed and MRG common stock was exchanged into $48.00 and $17.00, respectively, in cash. The total acquisition cost for MiniMed was approximately $3,377.7 million, which includes fees and expenses associated with the merger, the cash cost of employee stock options surrendered in the acquisition, and the estimated fair value of employee stock options exchanged for Medtronic stock options in the acquisition. The total acquisition cost of MRG was approximately $397.7 million, which represents the cost to acquire outstanding common shares other than shares owned by MiniMed valued at $31.8 million, as well as fees and expenses associated with the merger and the cash cost of employee stock options surrendered in the acquisition.

The following Unaudited Pro Forma Combined Statement of Continuing Operations sets forth the combined results of operations for the six months ended October 26, 2001, as if the acquisitions had occurred on April 28, 2001. MiniMed's fiscal year ends on the Friday closest to December 31, while MRG has a December 31 year-end. Medtronic's fiscal year ends on the last Friday of April. The Unaudited Pro Forma Combined Statement of Continuing Operations includes the historical results of operations for Medtronic for the six months ended October 26, 2001, including the operating results for MiniMed and MRG since August 28, 2001. MiniMed and MRG amounts represent historical operating results for the period from April 28, 2001 through August 28, 2001.

The Unaudited Pro Forma Combined Statement of Continuing Operations excludes any benefits from synergies that may result from the MiniMed and MRG acquisitions.

The excess of the purchase prices over the fair values of the net tangible assets acquired was allocated to specific intangible asset categories (principally goodwill). Specific intangible assets are being amortized over the estimated periods of benefit. In July 2001, the FASB issued Statement No. 141, "Business Combinations," and Statement No. 142, "Goodwill and Other Intangible Assets" (collectively, "the Statements.") The Statements eliminate the pooling-of-interests method of accounting for business combinations and the systematic amortization of goodwill. The Company adopted the Statements effective April 28, 2001, and accordingly, has excluded amortization of the goodwill associated with the MiniMed and MRG acquisitions from the Unaudited Pro Forma Combined Statement of Continuing Operations.

The Unaudited Pro Forma Combined Statement of Continuing Operations is not necessarily indicative of Medtronic's results of operations had the MiniMed and MRG acquisitions reflected therein actually been consummated at the assumed dates, nor is it necessarily indicative of Medtronic's results of operations for any future period. The Unaudited Pro Forma Combined Statement of Continuing Operations should be read in conjunction with Medtronic's Consolidated Financial Statements and Notes thereto in Medtronic's Quarterly Report on Form 10-Q for the quarter ended October 26, 2001.

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Medtronic Inc.,

MiniMed Inc. and MRG Inc.
Unaudited Pro Forma Combined Statement of Continuing Operations
For the Six Months Ended October 26, 2001
In millions, except per-share data

	Medtronic Oct YTD as reported	MiniMed 4 months (May - Aug)	MRG 4 months (May - Aug)	Pro Forma Adjustments & Reclassifications		Pro Forma Combined
Net sales	$3,026.9	$124.9	$0.1	$(0.1	)(1)	$3,151.8
Costs and expenses:
Cost of products sold	783.1	44.5	2.3	(0.1	)(1)	829.8
Research and development expense	313.4	22.3	5.8	—		341.5
Selling, general, and administrative expense	924.0	72.6	2.2	(0.1	)(2)	998.7
Non-recurring charges	331.5	18.8	0.0	—		350.3
Other (income)/expense	27.5	0.0	0.0	16.2	(3)	43.7
Interest (income)/expense	(11.3)	(1.9)	(0.8)	31.5	(4)	17.5

Total costs and expenses	2,368.2	156.3	9.5	47.5		2,581.5

Earnings before income taxes	658.7	(31.4)	(9.4)	(47.6)		570.3
Provision for income taxes	290.5	(5.9)	0.0	(18.1	)(5)	266.5

Net earnings	$368.2	$(25.5)	$(9.4)	$(29.5)		$303.8

Income from continuing operations per common share(6):
Basic	$0.30					$0.25
Diluted	$0.30					$0.25
Weighted average number of common shares(6):
Basic	1,209.9					1,209.9
Diluted	1,222.9			0.7	(6)	1,223.6

See accompanying notes to Unaudited Pro Forma Combined Statement of Continuing Operations.

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Medtronic Inc., MiniMed Inc. and MRG Inc.
Notes to Unaudited Pro Forma Combined Statement of Continuing Operations

(1)
Represents the elimination of intercompany sales between MiniMed and MRG.

(2)
Represents the estimated decrease in depreciation expense of $.2 million for the four-month period ended August 28, 2001 for MiniMed, and the estimated increase in depreciation expense of $.1 million for the four-month period ended August 28, 2001 for MRG, as a result of the fair valuation adjustment related to property, plant, and equipment.

(3)
Represents incremental amortization expense of $16.0 million and $.2 million for MiniMed and MRG, respectively for the four-month period ended August 28, 2001, associated with intangible assets other than goodwill acquired in connection with the acquisitions. The intangible assets are being amortized over estimated useful lives ranging from 10 to 15 years.

  In July 2001, the FASB issued Statement No. 141, "Business Combinations," and Statement No. 142, "Goodwill and Other Intangible Assets," (collectively, "the Statements.") The Statements eliminate the pooling-of-interests method of accounting for business combinations and the systematic amortization of goodwill. The Company adopted the Statements effective April 28, 2001, and accordingly, has excluded amortization of the goodwill associated with the MiniMed and MRG acquisitions from the Unaudited Pro Forma Combined Statement of Continuing Operations.

(4)
Represents the estimated increase in interest expense resulting from the acquisitions. The initial transaction financing needs were met with a combination of internally generated funds and a bridge loan, which carries a variable rate of interest. The initial bridge loan totaled $2,130.5 million, which equaled the $3,775.4 million acquisition price less $1,558.0 million of internally generated funds, $75.2 million estimated fair value of MiniMed stock options exchanged for Medtronic stock options, and $11.7 million of accrued transaction costs. The initial bridge loan was subsequently reduced with the net proceeds ($1,983.3 million) from a $2,012.5 million private placement offering of convertible debentures, resulting in total acquisition related debt of $2,159.7 million.

  The convertible debentures bear interest at a rate of 1.25% annually, and the expected average annual borrowing rate for the remaining balance of the bridge loan is approximately 3.83%. The estimated increase in interest expense assumes that the convertible debentures and the net bridge loan were outstanding during the entire period presented. In addition, the pro forma adjustment reflects the estimated foregone interest income on the $1,558.0 million cash balance used to fund a portion of the acquisition price, using an expected average interest rate of 4.09%.

  If the average borrowing rate for the bridge loan were to fluctuate by 1/8%, the pro forma interest expense would change by approximately $.2 million annually. If the average interest rate associated with the foregone interest income were to fluctuate by 1/8%, the pro forma interest expense would change by $1.9 million annually.

(5)
Represents the estimated tax effect of the Unaudited Pro Forma Combined Statement of Continuing Operation's pro forma adjustments assuming a statutory tax rate of 38.0%.

(6)
The Unaudited Pro Forma Combined Basic per Share amounts are based on Medtronic's weighted average number of shares outstanding for the period. The Unaudited Pro Forma Combined Diluted per Share amounts are based on Medtronic's weighted average number of common shares outstanding for the period, adjusted for potentially dilutive common shares, plus the potentially dilutive impact of MiniMed stock options.

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QuickLinks

  Exhibit 99.1
Medtronic Inc., MiniMed Inc. and Medical Research Group Inc. Unaudited Pro Forma Combined Statement of Continuing Operations
Medtronic Inc., MiniMed Inc. and MRG Inc. Unaudited Pro Forma Combined Statement of Continuing Operations For the Six Months Ended October 26, 2001 In millions, except per-share data
Medtronic Inc., MiniMed Inc. and MRG Inc. Notes to Unaudited Pro Forma Combined Statement of Continuing Operations